

September 11, 2013

Via E-mail
Martín Migoya
Chairman of the Board and Chief Executive Officer
Globant S.A.
5 rue Guillaume Kroll
L-1882, Luxembourg
Luxembourg

> **Re: Globant S.A.**
> **Registration Statement on Form F-1**
> **Filed August 27, 2013**
> **File No. 333-190841**

Dear Mr. Migoya:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, references in this letter to prior comments refer to our letter dated August 2, 2013.

Summary

Our Company, page 1

1.   Refer to the disclosure in the last paragraph of this section. We note that the profit of $8 million for the six months ended June 30, 2013 resulted from recognizing a gain when remeasuring the fair value of the *Bonos del Gobierno Nacional en Dólares Estadounidenses* ("BODEN") into U.S. dollars. Please balance your disclosure by providing a succinct explanation of the impact of the BODEN gain on your results.

Operating and Financial Review and Prospects

Results of Operations

Comparison of the Six Months Ended June 30, 2013 and 2012

Revenues, page 63

2.   Please disclose the reason for the decrease in revenues from the media and entertainment industry vertical. Also tell us why you do not disclose any revenues for your travel and hospitality industry vertical. In this regard, we note that these verticals are included in the table at the bottom of page 59.

Cost of Revenues, page 64

3.   On page 64, you identify that the increase in Cost of Revenues for the six months ended June 30, 2012 is partially offset by a $4.0 million reduction in share-based compensation and that Selling, General and Administrative Expenses is offset by a $6.6 million decrease in share-based compensation. Your current disclosures do not appear to explain the nature of this decrease. Please expand your disclosure to provide clarifying disclosure that this decrease is due to your decision to replace your SAR program with a stock option program.

Income Tax Expense, page 65

4.   We note that you had an income tax gain in the six months ended June 30, 2012 compared to an income tax expense in the six months ended June 30, 2013. As such, it would appear that your income tax expense increased for the six months ended June 30, 2013 rather than decreased as currently disclosed. Please revise to discuss and analyze the reasons for the change and explain that effectively the expense did increase.

Liquidity and Capital Resources, page 69

5.   Please expand your disclosures to provide additional information related to the BODEN. Address the following in your disclosures:

  • Provide expanded disclosure to explain why the fair value of the BODEN is higher in the Argentine market than in the U.S. market.
  • Expand your disclosure to explain what is new or currently happening in the Company's market that led the Company to begin acquiring BODEN.
  • Disclose in additional detail how the Company has determined the fair value of the BODEN.

- Describe the participants of the markets that purchase the BODEN from the Company.
- Consider discussing whether the gain reported is indicative of any future trends.

Principal and Selling Shareholders, page 127

6.   You disclose in footnotes (14) and (16) that voting and dispositive power is held by Ironwood and Capital GP Ltd, respectively. Please disclose the natural persons that hold voting and dispositive power over the shares.

Underwriting, page 153

7.   We note the discussion of the LOYAL3 platform on page 155. Please revise to clarify that purchases through the LOYAL3 platform will be in dollar amounts and may include fractional shares. Also clarify that sales of shares through the LOYAL3 platform will be completed through a batch or combined order process once per day.

Notes to the Condensed Interim Consolidated Financial Statements

Note 4 – Accounting Policies

4.2 – Cash and cash equivalents, page F-64

8.   We note that you include BODEN within the line item Cash and Cash Equivalents. Please provide us with an analysis to support your classification of BODEN as a cash equivalent as defined in IAS 7.

Note 6 – Income Taxes, page F-67

9.   Your disclosure indicates that the average tax rate used for the six months ended June 30, 2013 and 2012 was 24% and 23%, respectively. Please expand your disclosure to discuss how you determined to use these percentages. In this regard, we note your effective tax rates for 2012 and 2011 were (10.9%) and 19.2%, respectively. In addition, revise your Results of Operation discussion on page 65 to analyze how these rates were determined.

Note 12 – Borrowings, page F-70

10.   Please explain how the majority of your borrowings that were classified as current as of December 31, 2012 are now classified as non-current as of June 30, 2013. In this regard, we note your borrowings classified as current as of December 31, 2012 are $11,717 and as of June 30, 2013, your non-current borrowings are $7,951. Revise your disclosures to address this change. In addition, revise your Liquidity and Capital Resource discussion on page 69 to discuss the reasons for this change in classification.

Item 8. Exhibits and Financial Statement Schedules, page II-2

11.   We note that the exhibit index does not include the Equityholders Additional Agreement, in accordance with your January 14, 2013 response to prior comment 47 to include such exhibit in a subsequent amendment. Please advise.

Signatures, page II-4

12.   Please refer to the introductory paragraph. In your next amendment, include the location where the Form F-1 was signed.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Gabriel Eckstein, Staff Attorney, at (202) 551-3286 or, in his absence, the undersigned at (202) 551-3730 with any other questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director

cc: Via E-mail
       Christopher C. Paci, Esq.
       DLA Piper LLP (US)